UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

15049858

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2015
WASH. D.C.
201

SEC FILE NUMBER
8- 41505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Melvin Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

455 Cityfront Plaza Drive, Floor 31
(No. and Street)

Chicago	Illinois	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Melvin (312) 341-9555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stanfield & Associates, LLC
(Name – *if individual, state last, first, middle name*)

2001 Butterfield Road, Ste. 1000	Downers Grove	Illinois	60515
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/16

OATH OR AFFIRMATION

I, Christopher Melvin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Melvin Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

OFFICIAL SEAL
DEANNA WOODS
Notary Public - State of Illinois
My Commission Expires Jul 29, 2018

[signature]
Signature

CEO
Title

[signature] 3/2/15
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~[illegible]~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* - The Comapny is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

MELVIN SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2014

MELVIN SECURITIES, LLC

CONTENTS

Table of Contents

Stanfield
& ASSOCIATES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Melvin Securities, LLC

We have audited the accompanying financial statements of Melvin Securities, LLC (an Illinois limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in members' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Melvin Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Melvin Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule A has been subjected to audit procedures performed in conjunction with the audit of Melvin Securities, LLC's financial statements. The supplemental information is the responsibility of Melvin Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Very Truly Yours,

Stanfield & Associates LLC

Downers Grove, IL

March 2, 2014

TAX SERVICES • FINANCIAL PLANNING • BUSINESS ADVISORS

2001 Butterfield Road, Suite 1000
Downers Grove, IL 60515
T: 630-605-9293
F: 630-214-0839
www.stanfieldcpa.com

MELVIN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 6,074
Receivable from broker/dealers and clearing organizations	134,243
Notes Receivable	10,000
Other Receivables	5,635
Other assets	2,197
Total assets	$ 158,149

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 15,093
Members' Capital	143,056
Total liabilities and members' capital	$ 158,149

The accompanying notes are an integral part of these financial statements.

MELVIN SECURITIES, LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2014

Brokerage commissions, net	$ 61,847	
Trading gain/loss, net	1,658	
Underwriting fees	56,664	
Total revenue		$ 120,169
Employee compensation and related benefits	2,254	
Communications	10,514	
Commissions, floor brokerage and clearance	4,062	
Loss on disposition of fixed assets	5,577	
Occupancy	22,170	
Professional fees	68,609	
Other	42,430	
Total expenses		155,616
Net income (loss)		$ (35,447)

The accompanying notes are an integral part of these financial statements.

MELVIN SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2014

Balance, beginning of year	$	-
Issuance of subordinated borrowings		-
Repayment of subordinated borrowings		-
Balance, end of year	$	-

The accompanying notes are an integral part of these financial statements.

MELVIN SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2014

Balance, beginning of year	$	134,733
Members' contributions		43,770
Net income (loss)		(35,447)
Balance, end of year	$	143,056

The accompanying notes are an integral part of these financial statements.

MELVIN SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM (TO) OPERATING ACTIVITIES		
Net income (loss)	$ (35,447)	
Adjustments to reconcile net income (loss) to net cash from (to) operating activities:		
(Increase) Decrease in:		
Receivable from broker/dealer and clearing organizations	8,404	
Other Asssets	7,645	
Other Receivables	(1,662)	
Increase (Decrease) in:		
Accounts payable and accrued expenses	(15,609)	
Net cash flows from (to) operating activities		$ (36,669)
CASH FLOWS FROM (TO) INVESTING ACTIVITIES		
Loss on Disposition of Fixed Assets	5,577	
Notes Receivable	(10,000)	
Net cash flows from (to) investing activities		$ (4,423)
CASH FLOWS FROM (TO) FINANCING ACTIVITIES		
Members' contributions	43,770	
Net cash flows from (to) financing activities		43,770
Net increase (decrease) in cash		2,678
Cash at beginning of the year		3,396
Cash and cash equivalents at end of year		$ 6,074

SUPPLEMENTAL INFORMATION

Interest expense paid during the year ended December 31, 2014 was:	$ -

The accompanying notes are an integral part of these financial statements.

MELVIN SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1 ORGANIZATION

Nature of Business Melvin Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA), conducting business as an institutional broker. All securities transactions are carried and cleared by other broker-dealers on a fully disclosed basis. The Company also participates in securities underwritings.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by an institutional broker.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies which have been followed by Melvin Securities, LLC in preparing the accompanying financial statements is set forth below.

Accounting Policies The Company follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,*™ sometimes referred to as the Codification or ASC. The FASB finalized the Codification effective for periods ending on or after September 15, 2009.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition Securities transactions and related income and expenses are recorded on the trade date basis as if they had settled. Net trading gains (losses) include realized and unrealized trading gains and losses, interest income, interest expense, dividend income, and dividend expense. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Cash Equivalent Cash and cash equivalents include highly liquid instruments with original maturities of three months or less.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and Equipment Furniture and equipment are recorded at cost. Depreciation expense is provided using the straight-line method over the estimated useful lives of the assets.

The Company disposed of fixed assets consisting of office furniture and equipment on July 31, 2014 in conjunction with relocating its offices. The remaining balance of the assets was $5,577 which was reported as a loss on disposal of fixed assets on the income statement.

Reclassifications Reclassifications were made to prior-year financial statements to conform to the current-year presentations.

Income Taxes The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

NOTE 3 RECEIVABLES FROM BROKER-DEALERS & CLEARING ORGANIZATIONS

At December 31, 2014, receivables from broker-dealers and clearing organizations consist of:

Cash	$ 120,815
Commission Receivable	$13,428

NOTE 4 RELATED PARTIES

The Company is substantially owned by Melvin & Company, LLC. During the year end December 31, 2013, Melvin & Company, LLC contributed $110.549 of capital to the Company.

At December 31, 2014, there were no amounts due from or to the Related Company.

NOTE 5 BENEFIT PLAN

The Company has in the past participated in a 401(k) profit sharing plan of one of the members of the LLC. The plan has been terminated. The Company has no plans to establish one in the near future.

NOTE 6 EMPLOYEE LEASING

The Company had entered into a Service Agreement with a professional employer organization dated March 16, 2009, whereas the Company's employees would be new employees of the professional employer organization who are assigned to the Company. This agreement has been terminated during the year.

NOTE 7 COMMITMENTS, CONTINGENCIES & INDEMNIFICATIONS

The Company has ended an operating lease agreement for its office space at 111 West Jackson Blvd effective July 2014 and subsequently entered into a month to month lease at 455 Cityfront Plaza that will require minimum annual rentals as follows:

Year-Ended December 31,	
2014	$ 8,400
Thereafter	0
Total	$ 8,400

The total occupancy rental expense included in the statement of operations for the year ended December 31, 2014 was $22,170 of which $8,274 was related to the above month to month lease.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes numerous meritorious defenses exist. Management does not believe the eventual outcome of this litigation in the aggregate will have a material adverse effect on the Company's financial statements.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these

indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

NOTE 8 FINANCIAL INSTRUMENTS WITH OFF BALANCE-SHEET RISK & CONCENTRATION OF CREDIT RISK

Since the Company does not clear its own securities transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC.

NOTE 9 FINANCIAL INSTRUMENTS WITH OFF BALANCE-SHEET RISK & CONCENTRATION OF CREDIT RISK (continued)

The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. At any given time, the Company's cash balance may exceed the balance insured by the FDIC. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date.

NOTE 10 GOING CONCERN OPERATION

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company had a loss from operations. This event alone does not raise any substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management has made significant restructuring to its cost of operations in an effort to reduce operating costs. In addition, management has indicated their intention to increase the Company's net capital above the minimum required level through capital contributions and retention of future profits within the Company. There can be no assurance that management's plans, as described above, will be realized.

NOTE 11 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $125,224 which was in excess of its required net capital of $100,000. The Company's net capital ratio was 12.05 to 1.

NOTE 12 SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through March 2, 2015, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

SCHEDULE A

MELVIN SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2014

Total members' capital	$ 143,056
Additions: Subordinated borrowings, allowable	-
Total members' capital and allowable subordinated borrowing	143,056
Deductions and/or charges:	
Notes Receivable	10,000
Other Receivables	5,635
Other Assets	2,197
Net capital	125,224
Minimum net capital requirement	100,000
Excess net capital	$ 25,224
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 15,093
Total aggregate indebtedness	$ 15,093
Ratio of aggregate indebtedness to net capital	12.05%

Reconciliation with Company's computation of Net Capital (included in Part IIA of Form X-17A-5 as of December 31, 2014)

Net capital, as reported in Company's Part IIA Focus Report	138,056
Adjustments:	
Increase in contributions	10,000
Increase in net income (loss)	(5,000)
Net capital, per December 31, 2014 audit report	$ 143,056

Reconciliation with Company's computation of Aggregate Indebtedness (included in Part IIA of Form X-17A-5 as of December 31, 2014)

Aggregate Indebtedness, as reported in Company's Part IIA Focus Report	10,093
Adjustments:	
Increase in accounts payable, accrued expenses and other liabilities	5,000
Aggregate Indebtedness, per December 31, 2014 audit report	$ 15,093

Stanfield
& ASSOCIATES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Melvin Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Melvin Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Melvin Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provision") and (2) Melvin Securities, LLC stated that Melvin Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Melvin Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Melvin Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Very Truly Yours,

Stanfield & Associates LLC

Downers Grove, IL

March 2, 2014

2001 Butterfield Road, Suite 1000
Downers Grove, IL 60515
T: 630-605-9293
F: 630-214-0839
www.stanfieldcpa.com

EXEMPTION REPORT

MELVIN SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2014

None, the Company is exempt from Rule 15c3-3 pursuant to provisions of subparagraph (k)(2)(ii) thereof.

MELVIN SECURITIES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
AS OF DECEMBER 31, 2014

None, the Company is exempt from Rule 15c3-3 pursuant to provisions of subparagraph (k)(2)(ii) thereof.

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.